                                 April 26, 2007




John Spitz
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Dear Mr. Spitz:

     This letter is in response to John P. Nolan's letter dated April 17, 2007 concerning CNB Financial Services, Inc. Form 10-K for the fiscal year ended December 31, 2006.

     With respect to the comment on page 2 of the letter dealing with Note 3. Securities and the Consolidated Statements of Cash Flows, we are providing the following information.

         o The specific securities which were sold and the reasons for these sales are detailed in the attached spreadsheets labeled A for 2005 and B for 2006.
         o The specific securities which were purchased from the proceeds of some of these sales are detailed in the attached spreadsheets labeled A for 2005 and B for 2006.

     In response to the inquiry made by the Securities and Exchange Commission concerning how the bank considered whether the sale of these securities at a loss has "tainted" our portfolio, we have the following comment.

       All the bank's investment securities are in government agencies, high quality municipal bonds, agency/private label CMO's and government agency mortgage backed passthroughs. The bank has no concern that the market value of the investment portfolio, in general, or the securities sold in 2005 and 2006, would not have recovered by the stated maturity dates of the investments.

       With respect to those securities reinvested in higher yielding securities, although the bank had the ability to hold these securities to maturity, the bank had an opportunity to sell and reinvest in a yield that more than recovered the loss from the sale of these securities. Therefore, the bank recovered the unrealized loss of those securities that were sold through the higher yielding replacement securities.

John Spitz
Securities and Exchange Commission
April 25, 2007
Page 2


       The bank could have held those securities until the market value had recovered or until maturity, however, by realizing the loss and reinvesting in higher yielding securities, the bank had a greater overall yield through the remaining term of the sold securities.

       The bank experienced unexpectedly high loan demand during 2005 and 2006 which could have been funded through FHLB borrowings, thereby the bank had the ability to hold these securities to maturity. However, when the bank considered the yield on the loans, cost of borrowed funds and the amount of loss realized on the sale of the investment securities, the bank was able to achieve an overall higher return on their assets by choosing to realize the losses on certain securities as opposed to accessing available FHLB credit.

     CNB Financial Services, Inc. acknowledges that the bank is responsible for the adequacy and accuracy of the disclosure in the filing; staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and the bank may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We thank you for your comments and hope we have provided you substantial explanation for a better understanding of our financial statements.

     If you have any additional questions or concerns, please do not hesitate to contact us at the address listed above.

                                                   Sincerely,

                                                   /s/ Thomas F. Rokisky

                                                   Thomas F. Rokisky
                                                   President/CEO



                                                   /s/ Rebecca S. Stotler

                                                   Rebecca S. Stotler
                                                   VP/CFO

TFR:rss
Enclosures

-------------------------------------------------------------------------------
                          2005 INVESTMENT TRANSACTIONS
                                                                      --------
                                                                          A
                                                                      --------

                                    SALES

  TRADE       PAR      DESCRIPTION      COUPON       MATURITY          GAIN OR
  DATE       AMOUNT                                                     (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1/6/2005   $ 1,000,000 FHLMC            5.00        12/29/2011     $         -
1/6/2005   $   500,000 FHLMC            4.38          2/4/2010     $    196.07
1/6/2005   $   500,000 FNMA             3.24        10/26/2007     $    960.10
1/6/2005   $   500,000 FNMA             4.00        12/23/2010     $    (73.67)
1/6/2005   $   500,000 FHLB             4.02        11/26/2010     $ (1,147.62)

           Total              $ 3,000,000 USED $2.5 MILLION FOR LOAN DEMAND
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
1/27/2005  $   500,000 FHLMC            4.00         6/27/2008     $ (2,805.00) gave up ave yield of 4.10% with average maturity
1/27/2005  $   500,000 FHLMC            4.05         9/29/2008     $ (2,885.00) of 3.75 to go back into a 4.70% yield and 6
1/27/2005  $   500,000 FNMA             3.38        12/15/2008     $  1,920.91  year maturity

                              $ 1,500,000 REINVEST IN HIGHER YIELDING SECURITIES - EXTEND OUT ON THE YIELD CURVE
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
2/3/2005   $ 1,000,000 FHLB             3.88         2/12/2010     $ 16,260.47
2/3/2005   $   500,000 FNMA             3.11        10/27/2006     $ (6,875.00)
2/3/2005   $   500,000 FHLMC            2.75         1/30/2007     $ (6,354.50)
2/3/2005   $   500,000 FHLB             4.88         5/15/2007     $ 11,730.27
2/3/2005   $   500,000 FHLB             3.00         1/19/2007     $ (6,484.37)
2/3/2005   $   500,000 FHLB             3.10         4/30/2007     $ (8,528.03)
2/3/2005   $ 1,000,000 FHLB             3.00         4/15/2009     $ 11,978.23
2/3/2005   $   500,000 FHLMC            3.00         7/15/2009     $(22,311.05)
2/3/2005   $ 1,000,000 FHLMC            4.25         7/15/2009     $ 14,650.70

                              $ 6,000,000 REINVEST IN HIGHER YIELDING SECURITIES - EXTEND OUT ON THE YIELD CURVE
                                          AND TO PAYDOWN BORROWINGS

-----------------------------------------------------------------------------------------------------------------------------------





-----------------------------------------------------------------------------------------------------------------------------------
2/9/2005   $   500,000 FHLB             4.38         4/15/2011     $ (4,350.00)
2/9/2005   $   500,000 FHLB             4.00         7/15/2011     $  1,676.39  gave up ave yield of 4.13% and ave maturity of
2/9/2005   $   500,000 FNMA             4.00        11/23/2011     $ (2,415.00) 6.44 years to go back into a 4.80% yield and
                                                                                6.75 year ave maturity

                              $ 1,500,000 REINVEST IN HIGHER YIELDING SECURITIES - EXTEND OUT ON THE YIELD CURVE
-----------------------------------------------------------------------------------------------------------------------------------


                                    PURCHASES

      TRADE                    PAR     DESCRIPTION           COUPON      MATURITY
      DATE                    AMOUNT
--------------------------------------------------------------------------------------------------

    1/3/2005               $   310,000 POTTSGROVE PA          3.50       10/15/2014

--------------------------------------------------------------------------------------------------

    1/7/2005               $   500,000 FNMA                   5.00        1/27/2012





--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
    1/27/2005              $ 2,000,000 FHLB                   4.70         2/2/2011




--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
    2/4/2005               $ 1,000,000 FHLB                   4.00       12/19/2011
    2/4/2005               $   500,000 FHLB                   4.90        2/24/2012
    2/7/2005               $ 1,000,000 FHLB                   4.75        8/25/2011










--------------------------------------------------------------------------------------------------





--------------------------------------------------------------------------------------------------
    2/16/2005              $   500,000 FNMA                   5.00        3/15/2012
    2/28/2005              $   500,000 FHLB                   4.70         3/2/2011
    2/28/2005              $   535,000 FNMA                   5.00        3/15/2012
    2/28/2005              $   500,000 FHLB                   5.00        3/28/2011


--------------------------------------------------------------------------------------------------


    3/1/2005               $   300,000 CHARLESTON WV          4.30         6/1/2014
    3/1/2005               $   350,000 CHARLESTON WV          3.25         6/1/2007
    3/1/2005               $ 1,000,000 FNMA                   5.00        3/23/2012


-------------------------------------------------------------------------------
                          2005 INVESTMENT TRANSACTIONS
                                                                      --------
                                                                          A
                                                                      --------

                                    SALES

  TRADE       PAR      DESCRIPTION         COUPON       MATURITY       GAIN OR
  DATE       AMOUNT                                                    (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

3/9/2005   $ 1,000,000 FFCB               5.15         4/17/2006    $  9,201.76  gave up an ave yield of 4.539% and ave matuirty
3/9/2005   $   500,000 FHLMC              4.00         11/7/2008    $ (8,900.00) of 2.88 years to go back into an ave yield of
                                                                      5.004% and an ave maturity of 6.25 years

                              $ 1,500,000 REINVEST IN HIGHER YIELDING SECURITIES - EXTEND OUT ON THE YIELD CURVE
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
3/16/2005  $ 1,000,000 FHLB               4.04         8/14/2009    $ (6,000.43) gave up ave yield of 4.69% and 5.29 years ave
3/16/2005  $   500,000 FHLB               5.00         5/13/2011    $ 8,500.00   maturity to go back into ave yield of 5.24% and
                                                                                  6.71 years ave maturity

                              $ 1,500,000 REINVEST IN HIGHER YIELDING SECURITIES - EXTEND OUT ON THE YIELD CURVE
-----------------------------------------------------------------------------------------------------------------------------------















-----------------------------------------------------------------------------------------------------------------------------------
4/19/2005  $   250,000 FNMA               4.15         9/10/2009    $ (3,203.12)
4/19/2005  $   500,000 FHLMC              4.13          9/1/2009    $ (5,738.08)
4/19/2005  $   500,000 FHLB               4.00         4/20/2009    $ (7,173.71)
4/19/2005  $   500,000 FHLB               4.25         5/15/2009    $ (2,508.01)
4/19/2005  $   814,544 FHLMC POOL         5.00          6/1/2019    $ 6,693.58
4/20/2005  $   355,000 PORAGE MI          3.80          6/1/2013    $ 3,190.31
4/20/2005  $   275,000 CANASERAGA NY      3.80         6/15/2014    $ 4,944.86
4/20/2005  $   240,000 FABIUS POMPEY NY   4.13         6/15/2014    $ 4,369.66

                              $ 3,434,544 REINVEST IN HIGHER YIELDING SECURITIES - EXTEND OUT ON THE YIELD CURVE

-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
5/24/2005  $   250,000 FHLB               4.54        12/30/2009    $ (1,750.00)
5/24/2005  $   500,000 FHLB               4.70          3/2/2011    $ (2,576.99)
5/24/2005  $ 1,000,000 FHLMC              4.85         9/23/2011    $ (5,474.97) Reinvestment in loans at an average yield of 6.91%
5/24/2005  $   500,000 FHLB               4.90         2/24/2012    $   (804.91) Ave yield on bonds sold was 5.14% - yield
                                                                                 increase 1.77%
5/24/2005  $ 1,035,000 FNMA               5.00         3/15/2012    $ (6,576.25)
5/24/2005  $   500,000 FHLB               5.05         3/23/2012    $    485.18  reduction in borrowings of $3.0 million at 3.24%


                                    PURCHASES

      TRADE                    PAR     DESCRIPTION           COUPON      MATURITY
      DATE                    AMOUNT
--------------------------------------------------------------------------------------------------


    3/9/2005               $ 1,000,000 FNMA                  5.00         10/5/2010
    3/9/2005                 $ 500,000 FHLB                  5.00         2/24/2012



-------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
   3/15/2005               $ 1,000,000 FHLB                  5.29         8/16/2011
   3/15/2005                 $ 500,000 FHLB                  5.05         3/23/2012


-------------------------------------------------------------------------------------------------


   3/17/2005               $ 1,000,000 FHLB                  4.75         4/15/2009
    4/7/2005                 $ 507,003 FNMA 15 YEAR POOL     5.00         11/1/2018
    4/7/2005                  $ 70,000 CHARLESTON WV         3.70          6/1/2009
    4/8/2005                 $ 180,000 GILMAN WISC GO        3.88          3/1/2013
    4/8/2005                 $ 200,000 JASPER CO IOWA        3.75          6/1/2013
   4/18/2005                 $ 270,000 FHLMC                 4.00         9/10/2009
   4/18/2005                 $ 425,000 FNMA                  4.45         8/25/2009
   3/23/2005               $ 1,000,000 FHLB                  5.00         4/21/2010
    4/8/2005                 $ 500,000 FHLB                  5.10         5/17/2012
   4/11/2005                 $ 170,000 SAULT STE MARIE MI    4.25         11/1/2011



-------------------------------------------------------------------------------------------------
   4/28/2005                 $ 500,000 FHLB                  5.02        12/10/2012
   4/18/2005                 $ 250,000 DERRY TWP PA          3.80         5/15/2015
   4/27/2005                 $ 500,000 FNMA                  5.01        11/17/2010
   4/19/2005                 $ 500,000 FFCB                  4.54         4/21/2009
   4/19/2005                 $ 250,000 MESQUITE TX           4.60         8/15/2015
   5/10/2005                 $ 230,000 DUBUQUE CO IOWA       4.25          6/1/2011
    5/9/2005                 $ 500,000 FHLB                  5.13         5/10/2012
    5/9/2005                 $ 300,000 WINNEBAGO & BOONE     4.55          2/1/2013
   5/12/2005                 $ 500,000 FHLB                  5.05          6/1/2012


-------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------
                          2005 INVESTMENT TRANSACTIONS
                                                                      --------
                                                                          A
                                                                      --------

                                    SALES

  TRADE       PAR      DESCRIPTION      COUPON       MATURITY          GAIN OR
  DATE       AMOUNT                                                     (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
5/24/2005  $   500,000 W PERRY PA       3.50        11/15/2012     $  9,733.40
5/24/2005  $   285,000 CHARTERWOOD TX   4.00          5/1/2014     $  3,060.94
5/24/2005  $   260,000 ALGONAC MI       4.00          5/1/2014     $  3,900.00
5/31/2005  $   500,000 FHLB             5.00         3/28/2011     $ (1,000.00) Reinvestment in loans at an average yield of 6.47%
5/31/2005  $ 1,000,000 FHLB             5.00         7/21/2011     $ (2,000.00) Ave yield on bonds sold was 4.94% - yield
5/31/2005  $   500,000 FNMA             5.00        10/28/2011     $ (2,250.00) increase 1.54%
5/31/2005  $   500,000 FNMA             5.00         1/27/2012     $ (2,500.00)
5/31/2005  $   625,000 BROWNSVILLE TX   4.38         2/15/2012     $ (4,417.67) Anticipated the bank would generate an additional
5/31/2005  $   320,000 SNYDER TX        3.63          3/1/2012     $ (2,850.14) $1.2 million in loan growth in June 2005 at an
5/31/2005  $   575,000 GREENBRIER WV    4.00          5/1/2012     $ 15,812.50  average rate of 6.50%

                        $ 8,850,000 REINVEST IN LOANS AND PAYDOWN BORROWINGS
-----------------------------------------------------------------------------------------------------------------------------------










-----------------------------------------------------------------------------------------------------------------------------------
6/9/2005   $ 1,000,000 FHLB             5.00         4/21/2010     $  4,000.00
6/9/2005   $   500,000 FHLB             4.50        12/24/2009     $ (3,875.00)

                        $ 1,500,000 REINVEST IN HIGHER YIELDING SECURITIES - EXTEND OUT ON THE YIELD CURVE

-----------------------------------------------------------------------------------------------------------------------------------













-----------------------------------------------------------------------------------------------------------------------------------

7/27/2005  $ 1,000,000 FHLB             4.75         4/15/2009     $ (4,450.00)
7/27/2005  $   300,000 CHARLESTON WV    4.30          6/1/2014      $ 4,442.54

                        $ 1,300,000 REINVEST IN HIGHER YIELDING SECURITIES - EXTEND OUT ON THE YIELD CURVE
-----------------------------------------------------------------------------------------------------------------------------------


                                    PURCHASES

      TRADE                    PAR     DESCRIPTION         COUPON      MATURITY
      DATE                    AMOUNT
---------------------------------------------------------------------------------














     5/19/2005            $ 460,025 FNMA POOL             5.50        12/1/'2033
     5/23/2005            $ 500,000 FHLB                  5.20         5/11/2012
     5/31/2005            $ 130,000 CHARLESTOWN WV        5.25          6/1/2010
     5/31/2005            $ 105,000 CHARLESTOWN WV        6.00          6/1/2015
      6/2/2005            $ 500,000 FNMA                  5.00         3/23/2012



---------------------------------------------------------------------------------
     6/14/2005            $ 500,000 FHLB                  5.00         6/15/2012
     6/20/2005            $ 385,000 CHANNAHAN ILL GO      4.85         12/1/2011
     6/30/2005            $ 500,000 FHLB                  5.00         7/18/2012


---------------------------------------------------------------------------------



      7/7/2005            $ 775,636 FHLMC POOL            5.00         6/1/'2034
     7/13/2005            $ 300,000 BELLE VERNON PA       3.80          4/1/2014
      7/5/2005            $ 500,000 FNMA                  5.13         7/20/2012
     7/12/2005            $ 500,000 FNMA                  5.00         8/10/2010
     7/21/2005            $ 500,000 FHLMC                 5.02         3/22/2012
     7/18/2005            $ 500,000 FNMA                  5.25         7/18/2012




---------------------------------------------------------------------------------

      8/4/2005            $ 500,000 FHLB                  4.80         7/19/2012
     8/10/2005            $ 500,000 FHLB                  4.84         6/30/2011
     8/19/2005            $ 205,000 FORT BEND CO TX       4.00          9/1/2015

---------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                          2005 INVESTMENT TRANSACTIONS
                                                                      --------
                                                                          A
                                                                      --------

                                    SALES

  TRADE       PAR      DESCRIPTION      COUPON       MATURITY          GAIN OR
  DATE       AMOUNT                                                     (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
9/2/2005   $   500,000 FNMA             5.01     11/17/2010       $  (500.00)  Reinvestment in loans at an average rate of 6.95%
9/2/2005   $   500,000 FHLB             4.84      6/30/2011       $ 2,344.62   gave up an average yield of 5.064% - yield
9/2/2005   $   170,000 SAULT STE MI     4.25      11/1/2011       $   657.86   increase 1.89%
9/2/2005   $   385,000 CHANNAHON IL     4.85      12/1/2011       $ 1,111.75
9/2/2005   $   500,000 FNMA             5.02      3/22/2012       $  (524.38)
9/2/2005   $ 1,000,000 FNMA             5.00      3/23/2012       $(2,824.54)
9/2/2005   $   500,000 FNMA             5.25      7/18/2012       $  (500.00)
9/2/2005   $   180,000 GILMAN WI        3.88       3/1/2013       $   790.15
9/2/2005   $   200,000 JASPER CO IA     3.75       6/1/2013       $   999.37
9/2/2005   $   200,000 LITTLE FALLS NJ  4.00       9/1/2013       $ 1,305.70
9/2/2005   $   457,461 FNMA POOL        5.00       5/1/2018       $    85.31

                                        $ 4,592,461 REINVEST IN LOANS
-----------------------------------------------------------------------------------------------------------------------------------























12/22/2005 $ 1,000,000 FNMA             3.50       2/8/2010     $ (3,222.24)   Reinvestment in loans at an average yield of 4.35%
12/22/2005 $   500,000 FHLB             4.15      8/23/2007     $ (4,648.11)   gave up an average yield on bonds sold of 4.26% -
12/22/2005 $   500,000 FHLB             4.80       9/8/2009     $ (3,635.63)   yield increase .10%
12/22/2005 $   500,000 FNMA             5.00      8/10/2010     $ (7,031.25)


                                    PURCHASES

      TRADE                    PAR     DESCRIPTION           COUPON      MATURITY
      DATE                    AMOUNT
--------------------------------------------------------------------------------------------------
















    9/29/2005              $   500,000 FHLB                  4.15        8/23/2007
    9/29/2005              $   283,000 BARRINGTON NJ GO      3.75        10/1/2015
   10/14/2005              $   500,000 FHLB                  4.80         9/8/2009
   10/14/2005              $   500,000 FHLB                  5.00       10/27/2010
   10/14/2005              $ 1,000,000 FHLB                  5.50         5/9/2011
   10/18/2005              $   500,000 FHLB                  5.13        11/8/2010
   10/18/2005              $   758,755 FNMA POOL             5.50         4/1/2024
    11/8/2005              $   500,000 FNMA                  5.00         4/6/2010
    11/8/2005              $   500,000 FNMA                  3.50         2/8/2010
   10/31/2005              $   839,521 FHLMC POOL            6.00        12/1/1933
    11/4/2005              $   500,000 FFCB                  5.02        5/22/2009
   11/15/2005              $   205,000 BELLEVUE PA GO        3.65         4/1/2014
   11/21/2005              $   500,000 FNMA                  3.50         2/8/2010
   11/18/2005              $   310,000 JACKSON TENN ENERGY   3.75         5/1/2015
   11/22/2005              $   500,000 FHLB                  5.31       11/23/2010
   11/15/2005              $   500,000 FNMA                  6.00       12/14/2012
   11/17/2005              $   330,000 MARSHALL MN           3.50         2/1/2013
   12/14/2005              $   225,000 BERKELEY CO WV        3.60        12/1/2013
   12/14/2005              $   205,000 BERKELEY CO WV        3.50        12/1/2010









-------------------------------------------------------------------------------
                          2005 INVESTMENT TRANSACTIONS
                                                                      --------
                                                                          A
                                                                      --------

                                    SALES

  TRADE                             PAR      DESCRIPTION      COUPON       MATURITY          GAIN OR
  DATE                             AMOUNT                                                     (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

                                                       $ 2,500,000 REINVEST IN LOANS








                                $  37,177,005.17                                             $(16,162.04) NET LOSS
                                                                                             ===========


PER CASH FLOWS                  $  37,026,097

                                $     150,908



-----------------------------------------------------------------------------------------------------------------------------------
                                                           PER INVESTMENT RECONCILIATION

SALES - PAR VALUE               $  37,177,005.17
UNAMORTIZED PREMIUM             $      83,489.59
UNAMORTIZED DISCOUNT            $    (218,213.41)

(GAIN) LOSSES ON SALES          $     (16,186.72)
                                ----------------
                                $  37,026,094.63
                                ================


DIFF PREMIUM & DISCOUNT & G/L   $    (150,910.54)
DIFF FROM ABOVE                 $     150,908.17
                                ----------------

TOTAL                           $          (2.37)
                                ================


-----------------------------------------------------------------------------------------------------------------------------------


                                    PURCHASES

      TRADE                    PAR     DESCRIPTION           COUPON      MATURITY
      DATE                    AMOUNT
--------------------------------------------------------------------------------------------------







                           $ 36,363,940.91

                           $ 36,410,179     PER CASH FLOWS

                           $    (46,238)









--------------------------------------------------------------------------------------------------
                                         PER INVESTMENT RECONCILIATION

                           $ 36,363,940.68  ACQUISITIONS - PAR VALUE
                           $    121,402.37  ACQUIRED PREMIUM
                           $    (75,164.57) ACQUIRED DISCOUNT
                           ---------------
                           $ 36,410,178.48
                           ===============




                           $     46,237.80  DIFF PREMIUM & DISCOUNT
                           $    (46,238)    DIFF FROM ABOVE
                           ---------------

                           $         (0.29) TOTAL
                           ===============


--------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                          2006 INVESTMENT TRANSACTIONS
                                                                      --------
                                                                          B
                                                                      --------

                                    SALES

  TRADE       PAR      DESCRIPTION      COUPON     MATURITY       GAIN OR
  DATE       AMOUNT                                                (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
 2/22/2006  $   500,000 FHLB              5.00    10/27/2010   $  (4,531.25) Reinvested in loans with an average yield of 7.473%
 2/22/2006  $   500,000 FHLB              5.31    11/23/2010   $  (3,812.50) ave yield on bonds sold was 4.47%
 2/22/2006  $   500,000 FFCB              5.02     5/22/2009   $  (3,126.92)
 2/22/2006  $   500,000 FHLB              4.20     3/26/2010   $ (20,000.00)
 2/22/2006  $   330,000 MARSHALL MN       3.50      2/1/2013   $  (1,943.68)
 2/22/2006  $   300,000 WESTERN WAYNE PA  3.70     9/15/2013   $  (2,566.80)
 2/22/2006  $   310,000 JACKSON TN        3.75      5/1/2015   $  (1,128.22)
 2/22/2006  $   230,000 DUBUQUE CO IA     4.25      6/1/2011   $  (4,068.91)


                                          $ 3,170,000 REINVEST IN LOANS
-----------------------------------------------------------------------------------------------------------------------------------




















-----------------------------------------------------------------------------------------------------------------------------------
10/18/2006  $   635,000 MENASHA WISC      4.00      4/1/2015   $   6,076.43  Use of funds
10/18/2006  $   500,000 FNMA              6.00    12/14/2012   $  (1,250.00)
10/18/2006  $   500,000 FNMA              6.25     5/22/2013   $    (740.33) $3.0 million to fund loans at an average rate of 8.00%
10/18/2006  $   500,000 FHLB              5.25      2/9/2010   $   3,811.60
10/18/2006  $   500,000 FHLB              5.13    11/15/2010   $     148.12  $6.0 million to paydown borrowings as an average
10/18/2006  $   500,000 FHLB              5.38     2/23/2011   $    (742.11) rate of 5.35%
10/18/2006  $ 1,000,000 FHLB              5.50      5/9/2011   $  (7,500.00) Average yield on securities sold was 5.632%
10/18/2006  $ 1,000,000 FHLB              5.29     8/16/2011   $ (11,890.00)
10/18/2006  $   545,000 FHLB              4.50     6/12/2013   $   1,538.63  Average rate on use of funds 6.23%
10/18/2006  $   450,000 FHLB              5.25     7/30/2013   $   4,565.41
10/18/2006  $   604,000 FHLMC             5.00     9/27/2012   $     993.20
10/18/2006  $   500,000 FHLMC             5.50     2/22/2013   $   3,702.37
10/18/2006  $   500,000 FHLMC             5.50     2/22/2013   $   3,669.69
10/18/2006  $   494,165 FHR 2649 MBS      3.50     7/15/2023   $    (994.73)
10/18/2006  $   481,875 FNMA POOL         5.50      4/1/2026   $   2,786.35
10/18/2006  $   500,000 FNMA POOL         5.50     3/25/2028   $    (704.39)

                                          $ 9,210,040 REINVEST IN LOANS AND PAYDOWN BORROWINGS
-----------------------------------------------------------------------------------------------------------------------------------







                                    PURCHASES

  TRADE         PAR     DESCRIPTION           COUPON      MATURITY
   DATE        AMOUNT
--------------------------------------------------------------------------------------------------














  3/27/2006   $   450,000 FHLB                  3.75       7/30/2013
  3/29/2006   $   500,000 FHLB                  3.75        2/9/2010
  4/20/2006   $   500,000 FHLB                  5.38       2/23/2011
  4/20/2006   $   500,000 FHLB                  5.13      11/15/2010
   5/5/2006   $   495,757 FNMA POOL             5.50        4/1/2026
  5/15/2006   $   500,000 FHLMC                 5.50       2/22/2013   This security was purchased with proceeds from the
                                                                       WV State Treasurers office 6 month CD auction
  5/16/2006   $   516,000 FHLMC DISCOUNT NOTE      -      12/27/2006
  5/18/2006   $   545,000 FHLB                  4.50       6/12/2013
  5/18/2006   $   604,000 FHLMC                 5.00       9/27/2012
  5/24/2006   $   500,000 FNMA CMO PAC          5.50       3/25/2028
   6/8/2006   $   533,284 FHLMC CMO PAC         3.50       7/15/2023
   6/1/2006   $   500,000 FHLMC                 5.50       2/22/2013
  6/15/2006   $   500,000 FNMA                  6.25       5/22/2013
  6/28/2006   $   635,000 MENASHA WIS           4.00        4/1/2015
  7/11/2006   $   673,754 CWALT CMO             5.00       1/25/1935
   8/2/2006   $   328,587 GNR MBS               4.00       2/20/1932

























  11/1/2006   $   500,000 FNMA                  5.20        2/7/2013
  11/2/2006   $   544,217 CWALT CMO             5.50       8/25/1935
  11/16/2006  $   500,000 FHLB                  5.25      11/20/2013



-------------------------------------------------------------------------------
                          2006 INVESTMENT TRANSACTIONS
                                                                      --------
                                                                          B
                                                                      --------

                                    SALES

  TRADE               PAR      DESCRIPTION      COUPON       MATURITY          GAIN OR
  DATE               AMOUNT                                                     (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------






                   $12,380,040                                                  $  (37,708)

PER CASH FLOWS     $12,218,693                                                      436.93   Gain on called bond
                                                                                ----------

                   $   161,347                                                  $  (37,271)  NET LOSS
                                                                                ==========



-----------------------------------------------------------------------------------------------------------------------------------
                                         PER INVESTMENT RECONCILIATION


                   $12,380,040.03  SALES - PAR VALUE
                   $     8,155.93  UNAMORTIZED PREMIUM
                   $  (132,228.59) UNAMORTIZED DISCOUNT


                   $   (37,271.11) (GAIN) LOSSES ON SALES
                   --------------
                   $12,218,696.26
                   ==============

                   $  (161,343.77) DIFF PREMIUM & DISCOUNT & G/L
                   $   161,347.00  DIFF FROM ABOVE
                   --------------

                   $         3.23  TOTAL
                   ==============


-----------------------------------------------------------------------------------------------------------------------------------


                                    PURCHASES

      TRADE                    PAR         DESCRIPTION           COUPON      MATURITY
      DATE                    AMOUNT
----------------------------------------------------------------------------------------------




  11/16/2006               $    320,000    FENTON MI             4.25        4/1/2012


  12/13/2006               $    130,000    BERKELEY CO WV        3.75       12/1/2015
  12/13/2006               $    125,000    BERKELEY CO WV        3.70       12/1/2014
  12/14/2006               $    245,000    COLUMBIA TN           3.60       12/1/2012



                           $ 10,645,600


PER CASH FLOWS             $ 10,464,725


                           $    180,875


----------------------------------------------------------------------------------------------
                                         PER INVESTMENT RECONCILIATION


ACQUISITIONS - PAR VALUE   $10,645,600.42
ACQUIRED PREMIUM           $    14,112.95
ACQUIRED DISCOUNT          $  (194,988.21)
                           --------------
                           $10,464,725.16
                           ==============



DIFF PREMIUM & DISCOUNT    $  (180,875.26)
DIFF FROM ABOVE            $   180,875
                           --------------

TOTAL                      $        (0.48)
                           ==============


----------------------------------------------------------------------------------------------
